[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

August 9, 2016

VIA EDGAR CORRESPONDENCE

Keith Gregory

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust V
File Nos. 333-138592 and 811-21979

Dear Mr. Gregory:

This letter responds to your comments given during a telephone conversation with our office on July 19, 2016, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust V (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 6, 2016, which relates to Nuveen Multi-Asset Income Fund and Nuveen Multi-Asset Income Tax-Aware Fund (collectively, the “Funds,” and individually, a “Fund”), each a series of the Trust. The prospectus and statement of additional information for the Funds have been revised in response to your comments.

COMMENTS FOR BOTH FUNDS

GENERAL COMMENTS

COMMENT 1

Please complete or update all missing or bracketed information. In addition, please provide the ticker symbols on the cover pages of the prospectus and statement of additional information and on EDGAR once you obtain them.

RESPONSE TO COMMENT 1

All missing or bracketed information will be completed or updated in the Rule 485(b) filing. The ticker symbols will be added to the cover pages and updated on EDGAR.

COMMENT 2

Please include the Tandy representations in the response letter.

RESPONSE TO COMMENT 2

The Tandy representations are included at the end of this response letter.

PROSPECTUS

COMMENT 3 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

The information in the “Annual Fund Operating Expenses” table is material information that is required in a Rule 485(a) filing. In your response letter, please include all of the information in this table. The correspondence filing on EDGAR should be made in advance of going effective to provide the staff of the Commission with enough time to review and comment on the information, as appropriate.

RESPONSE TO COMMENT 3

The information for the table will be provided in the next correspondence filing.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm supplementally that the fee waiver and expense reimbursement in the “Annual Fund Operating Expenses” table will be in effect for at least one year from the date of the prospectus. If not, please delete the references to the fee waiver and expense reimbursement from the “Annual Fund Operating Expenses” table and “Example” section.

RESPONSE TO COMMENT 4

Management confirms that the fee waiver and expense reimbursement will be in effect for at least one year from the date of the prospectus.

COMMENT 5 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the first sentence, each Fund states that it will invest in “other types of investments.” Please clarify the other types of investments in which a Fund may principally invest or delete this disclosure.

RESPONSE TO COMMENT 5

The other types of investments in which the Funds may invest as a principal strategy are described later in the “Principal Investment Strategies” section. The sentence has been revised to read: “… other types of investments, as described below.”

COMMENT 6 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Disclosures describing the Adviser, Teachers Advisors, Inc., the Sub-Adviser, the Managers and the advisers of the underlying funds are contained in the disclosure relating to

Item 4 of Form N-1A, including the disclosure following the third sentence in the first paragraph of the “Principal Investment Strategies” section and the bullet point disclosure on pages 4 and 12. Please delete these disclosures as it is more appropriate for the disclosures relating to Items 5 and 10 of Form N-1A. We note that this information already appears in these sections.

RESPONSE TO COMMENT 6

The disclosures will be modified in response to this comment in the Rule 485(b) filing. Please note that the language following the third sentence in the first paragraph of the “Principal Investment Strategies” section has not been removed. Pursuant to the MassMutual Institutional Funds no-action letter dated October 19, 1998, the Funds are required to disclose the relationship of the Funds, the Affiliated Underlying Funds managed by Nuveen Fund Advisors, LLC, and the Affiliated Underlying Funds managed by Teachers Advisors, Inc., in order to hold the Funds and the Underlying Funds out to investors as related companies and to rely on Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended.

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the third paragraph of this section, please clarify the meaning of “obligations issued by special-purpose entities that are backed by corporate debt obligations.” Please also include an appropriate risk factor if investing in such securities is a principal investment strategy. If it is not, please delete this disclosure.

RESPONSE TO COMMENT 7

The referenced disclosure has been removed.

COMMENT 8 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please briefly describe the term “duration.”

RESPONSE TO COMMENT 8

The following sentence has been added to the end of the third paragraph under this section: “Duration is a measure used to estimate how much the value of a debt security will change with a given change in interest rates.”

COMMENT 9 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the fourth paragraph of this section, please clarify the meaning of “instruments of similar entities formed under the laws of non-U.S. countries.” Please also include an appropriate risk factor if investing in such securities is a principal investment strategy. If it is not, please delete this disclosure.

RESPONSE TO COMMENT 9

The referenced disclosure has been removed.

COMMENT 10 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

Please disclose the Managers’ and Sub-Adviser’s sell strategies.

RESPONSE TO COMMENT 10

The Sub-Adviser uses an asset allocation model to determine the Funds’ investments. The third to last paragraph under this section describes the Sub-Adviser’s asset allocation strategy, which encompasses both its buy and sell strategies. With regard to the Managers’ strategies, the “How We Manage Your Money-Who Manages the Funds” section has been revised to briefly describe their strategies and a cross reference has been added to the “Principal Investment Strategies” sections. Please see Appendix A.

COMMENT 11 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

The Funds’ principal investment strategies and principal risks disclosures with respect to derivatives appear to be generic and standardized, particularly, the risk disclosure. Please review these disclosures to ensure that they describe the actual derivative instruments that the Funds will use to achieve their investment objectives. Please also tailor the risk factors to the risks associated with such investments. Please consider the guidance provided by the Division of Investment Management about derivative-related disclosure by investment companies in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, and in the IM Guidance.

RESPONSE TO COMMENT 11

Management confirms that the derivatives disclosure is properly tailored because each Fund may invest in the derivatives listed in the “Principal Investment Strategies” sections as a part of its principal investment strategy. Furthermore, many of the underlying funds may invest in such derivatives as a principal investment strategy. Management also believes that the risk disclosure in the prospectus is consistent with the above-referenced guidance. The risk disclosure describes the principal risks involved with the derivative instruments that may be used by each Fund.

COMMENT 12 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

Please ensure that each principal investment strategy has a corresponding risk factor and that each principal risk factor is described as a principal investment strategy either directly or indirectly through an underlying fund. If a strategy or risk factor is not principal for a Fund, please move such disclosure elsewhere in the prospectus or to the statement of additional information.

RESPONSE TO COMMENT 12

Management has confirmed that the principal investment strategies of the Funds, and their corresponding risk factors, have been disclosed.

COMMENT 13 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES AND PRINCIPAL RISKS

The principal investment strategies and principal risks disclosures indicate that the Funds will invest in certain sectors, certain geographic areas, growth and value companies, and small- and mid-capitalization companies. Please disclose in the “Principal Investment Strategies” section that a Fund will invest in small- and mid-capitalization companies. Please consider disclosing in the “Principal Investment Strategies” section which dividend paying sectors and/or geographic areas a Fund will principally invest. Also, please consider disclosing the risks of growth and value style investing in the “Principal Risks” section.

RESPONSE TO COMMENT 13

Management does not believe it is necessary to state that the Fund will invest in small- and mid-capitalization companies because the “Principal Investment Strategies” section states that the Funds can invest in issuers of any market capitalization. The Funds do not intend to focus on a particular dividend paying sector, or on a particular geographic region, and, therefore, Management does not believe additional disclosure is appropriate. In addition, the Funds will not focus on any particular investment style. Growth- and value-oriented styles are merely mentioned as examples of an investment style. Since the Funds will not be focusing on a particular style, Management does not believe that it is appropriate to disclose growth and value style investing as principal risks.

COMMENT 14 — FUND SUMMARY — PRINCIPAL RISKS

For Items 4 and 9 of Form N-1A, when discussing the risks related to contingent convertible bonds (“CoCos”), please clearly indicate that the loss absorption characteristics of CoCos are for the benefit of the issuer and that an issuer will exercise the mandatory conversion right in response to an adverse event concerning the issuer, which will likely negatively impact the value of the security to the detriment of the investor. Please also state that CoCos are often rated below investment-grade and disclose the corresponding risks relating to investing in high-yield securities, i.e., junk bonds. Please see the European Securities and Markets Authority’s statement titled “Potential Risks Associated with Investing in Contingent Convertible Instruments,” dated July 31, 2014.

RESPONSE TO COMMENT 14

The disclosures relating to CoCos have been revised in response to this comment. Please see Appendix A.

COMMENT 15 — FUND SUMMARY — PRINCIPAL RISKS

Please tailor the “Equity Security Risk” to the underlying funds.

RESPONSE TO COMMENT 15

The beginning of the “Equity Security Risk” has been revised to state: “Equity securities held by the Fund or the underlying funds may decline….”

COMMENT 16 — FUND SUMMARY — PRINCIPAL RISKS

To the extent a Fund invests in exchange-traded funds as a principal investment strategy, please include a separate risk factor including disclosures about liquidity, expenses, premiums, discounts, absence of an active trading market and active participants risks in the disclosures relating to Items 4 and 9 of Form N-1A.

RESPONSE TO COMMENT 16

The requested disclosures have been added. Please see Appendix A.

COMMENT 17 — FUND SUMMARY — PRINCIPAL RISKS

Please clarify in the disclosures relating to Items 4 and 9 of Form N-1A that because of the lengthy settlement period for the loans, a Fund may be forced to incur losses in order to pay redemption proceeds on time. Please also state in the Item 4 risk disclosure that investments in bank loans may not be securities and, therefore, may not have the protections afforded by the Federal securities laws.

RESPONSE TO COMMENT 17

The “Loan Risk” disclosures have been revised in response to this comment. Please see Appendix A.

COMMENT 18 — FUND SUMMARY — PRINCIPAL RISKS

We note that the Funds invest in asset-backed securities and mortgage-backed securities. Please supplementally inform the staff of the Commission what types and how much of a Fund’s assets will be invested in such securities, for example, collateralized loan obligations, collateralized debt obligations and/or non-agency residential mortgage-backed securities. In addition, please include specific disclosure relating to asset-backed securities in this section.

RESPONSE TO COMMENT 18

The Funds currently intend to invest in such securities only through the underlying funds and such investment would constitute a relatively small portion of a Fund’s assets. Management believes that the risks relating to asset-backed securities are adequately covered in the combined risk disclosure and respectfully declines to add additional disclosure.

COMMENT 19 — FUND SUMMARY — FUND PERFORMANCE

Please supplementally disclose the broad-based index that each Fund intends to use.

RESPONSE TO COMMENT 19

The primary benchmark index for the Multi-Asset Income Fund will be the Barclays U.S. Universal Bond Index. The primary benchmark index for the Multi-Asset Income Tax-Aware Fund will be the S&P Municipal Bond Index.

COMMENT 20 — FUND SUMMARY — MANAGEMENT

Where appropriate, please consider disclosing that each Fund is a fund of funds.

RESPONSE TO COMMENT 20

The following sentence has been added to the “Fund Summaries-Principal Investment Strategies” section of each Fund: “To the extent the Fund invests in Affiliated Underlying Funds to gain certain exposures, the Fund may be characterized as a fund of funds.”

COMMENT 21 — HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

For the “Political and economic risks,” please consider providing more fulsome municipal risk disclosure given the percentage of municipal securities in the Nuveen Multi-Asset Income Tax-Aware Fund’s portfolio. Please also consider re-naming the risk as “Municipal securities risk” or similar to more appropriately describe the risks disclosed in the paragraph.

RESPONSE TO COMMENT 21

Management believes the current disclosures are appropriate. As disclosed under “Principal Investment Strategies,” municipal securities are included among the types of debt securities in which a Fund may invest. Consequently, they are subject to all of the risk disclosures concerning debt securities already included in this section (e.g., “Bond market liquidity risk,” “Call risk,” “Credit risk,” “Income risk,” “Interest rate risk,” “Valuation risk,” etc.), and risks that are unique to municipal securities are disclosed under “Political and economic risks,” which will be renamed to “Municipal securities risks.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 22 — INVESTMENT RESTRICTIONS

In the paragraph discussing a concentration in an industry, please change “net assets” to “total assets.”

RESPONSE TO COMMENT 22

The disclosure has been revised as requested.

COMMENT 23 — INVESTMENT POLICIES AND TECHNIQUES

Under the “Equity Securities-Contingent Capital Securities” section, the last sentence of the second paragraph states that CoCos are subject to the risks of high yield securities. Please disclose the high yield risks to which CoCos are subject.

RESPONSE TO COMMENT 23

The risks related to high yield securities is disclosed under the “Non-Investment Grade Debt Securities (Junk Bonds)” section. A cross reference to that section has been added.

COMMENT 24 — SERVICE PROVIDERS —INVESTMENT ADVISER

Please provide information about Teachers Advisors, Inc.’s role in managing the Funds as is disclosed in the prospectus.

RESPONSE TO COMMENT 24

Teachers Advisors, Inc. acts as the investment adviser to certain Affiliated Underlying Funds in which the Funds may invest. Teachers Advisors, Inc. has no role in managing the Funds.

COMMENT 25 — SERVICE PROVIDERS —INVESTMENT ADVISER

Please identify the other affiliated parties of the Funds that are also affiliates of the Adviser and the capacities in which they are affiliated.

RESPONSE TO COMMENT 25

The “Service Providers-Investment Adviser” section states that the Adviser is affiliated with the lead sub-adviser and the Managers. Additionally, this section also states that the Adviser is an affiliate of the Distributor and that both are subsidiaries of Nuveen Investments. Additional disclosure stating that “Nuveen Investments is an operating division of TIAA Global Asset Management, the investment management arm of Teachers Insurance and Annuity Association of America” has been added. Please see Appendix A.

COMMENT 26 — SERVICE PROVIDERS — SUB-ADVISERS

It appears that the registrant has not obtained exemptive relief to operate in a manager of managers structure, including aggregate fee disclosure. Accordingly, pursuant to Item 19(a)(3) of Form N-1A, please disclose the compensation for each sub-adviser, including Teachers Advisors, Inc. and each Manager, and the method of calculating the advisory or sub-advisory fee, including any breakpoints. Please also describe any waivers or expense limitation agreements that may apply to the Sub-Adviser, Teachers Advisors, Inc. and the Managers.

RESPONSE TO COMMENT 26

Management believes that the disclosure is responsive. Item 19(a)(3)(i) of Form N-1A requires the disclosure of “the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser…”. This instruction clearly states that amounts paid to affiliated advisers can be aggregated and only amounts paid to non-affiliated advisers must be disclosed separately. In the annual updates, the disclosure in the statement of additional information will present the aggregate management fees paid by the Funds to the Adviser and its affiliated Sub-Adviser and Managers. With regard to any waivers or expense limitations, pursuant to the Funds’ investment management agreement with the Adviser, credits that reduce the advisory fee and/or expense limitations are applied at the adviser level and sub-advisory fees are based on a percentage of the advisory fee after application of such credits and/or expense limitations. As noted above in the response to Comment 24, Teachers Advisors, Inc. has no role in managing the Funds.

COMMENT 27 — SERVICE PROVIDERS — DISTRIBUTOR

Please disclose that an affiliated person of the Funds or affiliated persons is an affiliated person of the distributor and identify those persons, for example, the Adviser, Teachers Advisors, Inc., Sub-Adviser and the Managers.

RESPONSE TO COMMENT 27

The disclosure under the “Service Providers-Investment Adviser” section states the various affiliates. Please see the response to Comment 25.

COMMENT 28 — PROXY VOTING POLICIES

Please provide a more fulsome description of the ISS Proxy Voting Guidelines, for example, shareholder proposals and voting rights, director compensation and elections. In the alternative, the registrant may attach such guidelines to the registration statement.

RESPONSE TO COMMENT 28

The description of the Funds’ proxy voting policy has been revised and the ISS Proxy Voting Guidelines have been attached to the registration statement. Please see Appendix A.

COMMENT 29 — DISCLOSURE OF PORTFOLIO HOLDINGS

Please consider revising the phrase in the last sentence of the second paragraph from “have not received compensation” to “do not receive compensation.” In addition, please clarify whether the duty of confidentiality noted in the third paragraph includes a prohibition on trading on non-public information.

RESPONSE TO COMMENT 29

The disclosures will be modified in response to this comment in the Rule 485(b) filing.

COMMENT 30 — PURCHASE AND REDEMPTION OF FUND SHARES — INTERMEDIARIES RECEIVING ADDITIONAL PAYMENTS

Pursuant to Item 19(f) of Form N-1A, please clarify and disclose separately any front-end sales loads reallowed to dealers as a percentage of the offering price of the Funds’ shares.

RESPONSE TO COMMENT 30

The percentages can be found in the prospectus in the last column of the table located under the “How You Can Buy and Sell Shares-What Share Classes We Offer-Class A Shares” section.

COMMENTS FOR NUVEEN MULTI-ASSET INCOME TAX-AWARE FUND

PROSPECTUS

COMMENT 31 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” table, if accurate, please insert footnote 4 for the “Acquired Fund Fees and Expenses” line item and renumber the fee waiver line item footnote as item 5.

RESPONSE TO COMMENT 31

The disclosure has been revised as requested.

COMMENT 32 — FUND SUMMARY — PRINCIPAL RISKS AND HOW WE MANAGE YOUR MONEY — WHAT THE RISKS ARE

If Puerto Rican municipal securities are a principal Fund investment, then please provide the appropriate and separate risk disclosure in the disclosures relating to Items 4 and 9 of Form N-1A.

RESPONSE TO COMMENT 32

The Fund does not have significant exposure to Puerto Rico debt.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren